Chris Lucas
Group Finance Director
1 Churchill Place
London
E14 5HP
Tel +44 (0)20 7116 1200 (Direct)
Fax +44 (0)20 7116 7386
chris.lucas@barclays.com
September 29, 2008

VIA FACSIMILE AND EDGAR
Ms. Sharon Blume
Reviewing Accountant
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
USA

Re:	Barclays PLC and Barclays Bank PLC Form 20-F for the Fiscal Year Ended December 31, 2007 File No. 1-09246, 1-10257
Dear Ms. Blume:
Thank you for your letter of September 18, 2008 regarding the above referenced document. As John O’Connor of Sullivan & Cromwell LLP has indicated to Dave Irving, we are currently working on the response. In order to analyse fully the issues that you have raised and prepare appropriate responses, we intend to respond to the comments you have raised by October 31, 2008. Please contact me should you have additional comments or require additional information.
Yours sincerely,
/s/       C.G. Lucas
C G Lucas
Group Finance Director

CC:	Mr. Dave Irving United States Securities and Exchange Commission

John O’Connor, Esq. George H. White III, Esq. Sullivan & Cromwell LLP

Barclays PLC. Registered in London, England. Registered No. 48839. Registered Office: 1 Churchill Place, London E14 5HP